February 18, 2009

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Analogic Corporation

Form 10-K for the fiscal year ended July 31, 2008

Filed September 29, 2008

File No. 0-6715

Ladies and Gentlemen:

On behalf of Analogic (the “Company”), I am writing in response to comments contained in the letter dated January 16, 2009 (the “Letter”) from Tim Buchmiller of the staff of the Securities and Exchange Commission (the “Commission”). The responses set forth below are keyed to the numbering of the comments and the headings used in the Letter.

Form 10-K for the Fiscal Year Ended January 31, 2008

Item 1. Business

1.	In your future filings please disclose the name of any customer and its relationship, if any, with your company or your subsidiaries if sales to the customer, by one or more segments, are made in an aggregate amount equal to 10 percent or more of your consolidated total net revenues and the loss of such customer would have a material adverse effect on you and your subsidiaries taken as a whole. Refer to Item 101(b)(1)(vii) of Regulation S-K.

Response: The Company has agreed to include the requested disclosure in future 10-K filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.	In your future filings, please add a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and

Securities and Exchange Commission

February 18, 2009

uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purposes of the discussion, see Interpretive Release No. 33-8350 on our website.

Response:	The Company has agreed to include the requested disclosure in future 10-K and 10-Q filings.

Item 11. Executive Compensation

3.	We note from your disclosure under “Objectives and Philosophy of Our Executive Compensation Program” that you have incorporated by reference from page 20 of your proxy statement that you target payments under your annual incentive cash bonus plan, grants of performance-contingent restricted stock awards, and the overall compensation for your named executive officers at the median of your peer companies. Given that you target the elements of your compensation packages, please briefly discuss in your applicable future filings how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

Response:	The Company has agreed to include the requested disclosure in future filings including a Compensation Discussion and Analysis (“CD&A”).

4.	We note from your discussion under “Annual Incentive Bonus Plan” on page 21 of the proxy statement you have incorporated by reference that you have not disclosed the targets to be achieved in order for your named executive officers to earn their respective bonuses. We also note from your disclosure under “Long Term Incentive Plan” that you have not disclosed the growth targets in earnings per share necessary to be achieved in order for your named executive officers to vest in their respective performance-contingent restricted stock awards. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. To the extent that it is appropriate to omit specific targets, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the target levels, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Securities and Exchange Commission

February 18, 2009

Response:	The Company has agreed to include in its CD&A the target amounts for the various metrics used in its annual incentive bonus plan and its long-term incentive plan following the end of the relevant measuring period under those plans.

5.	With respect to your disclosure under the caption “Long Term Incentive Plan” on page 22 of the proxy statement that you have incorporated by reference into your Form 10-K, we note minimal, if any, discussion and analysis as to how the stock awards were determined. In your future filings, as applicable, please include substantive analysis and insight into how your compensation committee made its stock award determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the compensation committee determined the actual number of shares underlying the equity-based grants that were awarded to your named executive officers and how and why those grants varied among the named executive officers.

Response:	The Company has agreed to include the requested disclosure in future filings including a Compensation Discussion and Analysis.

Item 15. Exhibits and Financial Statement Schedules

6.	In your future filings please provide the information called for by Item 15(b) of Form 10-K or incorporate that information into your report by reference to the “Index to Exhibits” found after your report.

Response:	The Company has agreed to incorporate by reference the exhibit index into Item 15(b) of future filings of its Form 10-K .

* * *

As requested in the Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

February 18, 2009

Please contact the undersigned (at (617) 526-6670) or John Fry of the Company (at (978) 326-4210) if you have any questions or if we can be of any further assistance.

Sincerely,

/s/ Patrick J. Rondeau

Patrick J. Rondeau

cc:	John J. Fry, Esq.

James W. Green

John J. Millerick

Tom Jones